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[LORAL SPACE & COMMUNICATIONS LOGO]

           600 Third Avenue
         New York, NY 10016

      FOR IMMEDIATE RELEASE                                         NEWS

                                                        Contact: Jeanette Clonan
                                                                   Tony Doumlele
                                                                  (212) 697-1105


                  LORAL IMPROVES PREFERRED STOCK EXCHANGE OFFER

                        NO FURTHER IMPROVEMENTS FORESEEN

                      DEADLINE EXTENDED TO OCTOBER 8, 2002

NEW YORK - SEPTEMBER 25, 2002 - Loral Space & Communications (NYSE: LOR) announced today that it has amended certain terms of the exchange offer for all of its outstanding preferred stock, and therefore has extended the expiration date of the offer to 11:59 p.m., New York City time, October 8, 2002, unless extended. The offer, which had been scheduled to expire last midnight, is part of Loral's ongoing strategy to reduce debt and increase its financial flexibility.

Under its improved offer, Loral is to exchange $1.92 in cash and 6.54 shares of Loral common stock for each share of its Series C and Series D preferred stock. This represents an increase from the four shares of common stock in the original offer; there is no change in the cash portion of the offer. Further, the company has removed its condition for 50 percent minimum participation, in the aggregate, of all outstanding shares of the two series of preferred stock.

The company does not expect to offer any further improvements to the economics of the offer. The terms of Loral's bond indenture prevent it from increasing the cash component of this offer, and New York Stock Exchange rules preclude Loral from issuing more common shares without shareholder approval. Moreover, the previously announced indefinite suspension of dividends for both series of preferred stock will apply to the dividends that otherwise would have been paid in November. Accordingly, the company will be prohibited from offering cash in future preferred exchanges.

If all of the preferred shares participate, Loral will exchange $22 million in cash and 75.1 million common shares for preferred stock that has a liquidation preference of $574 million. As of June 30, 2002, there were 8,084,174 outstanding shares of the Series C preferred stock and 3,391,688 outstanding shares of the Series D preferred stock. As of the close of business on September 24, 2002, 286,440

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shares of Series C preferred stock and 1,132,700 shares of Series D preferred stock had been tendered.

Documents describing the amended exchange offer in greater detail are being mailed to holders of Series C and Series D Preferred Stock. Series C and D shareholders who wish to participate in the exchange offer should contact the company's information agent, Morrow & Co., Inc., at (800) 607-0088. Exchanges will be effected by The Bank of New York, the exchange agent for the offer.

Loral Space & Communications is a high technology company that concentrates primarily on satellite manufacturing and satellite-based services. For more information, visit Loral's web site at www.loral.com.

                                      # # #

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Series C Convertible Redeemable Preferred Shares due 2006 or Series D Convertible Redeemable Preferred Shares due 2007 of Loral Space & Communications Ltd. Loral intends to file an amendment to its offer to exchange with the United States Securities and Exchange Commission ("SEC") relating to this amended offer. Before any decision is made with respect to the offer, all holders of Series C Preferred Shares and Series D Preferred Shares are strongly advised to read the offer to exchange and letter of transmittal previously distributed and the amendment to the offer to exchange when it becomes available. These and other documents filed with the SEC will contain important information relating to the offer. These documents will be available at no charge on the SEC's website at http://www.sec.gov. Copies of the offer to exchange and certain related documents may be obtained from Loral for free by contacting the information agent for the offer, Morrow & Co., Inc.

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provided, however, that forward-looking statements made in connection with the exchange offer for outstanding shares of Series C or Series D preferred stock, referred to above, do not fall within the provisions of Section 27A of the Securities Act or Section 21E of the Exchange Act. In addition, Loral Space & Communications Ltd. or its representatives have made or may make forward-looking statements, orally or in writing, which may be included in, but are not limited to, various filings made by the company with the Securities and Exchange Commission, press releases or oral statements made with the approval of an authorized executive officer of the company. Actual results could differ materially from those projected or suggested in any forward-looking statements as a result of a wide variety of factors and conditions, which have been described in the section of the company's annual report on Form 10-K for the fiscal year ended December 31, 2001, entitled "Certain Factors That May Affect Future Results," and the company's other filings with the Securities and Exchange Commission. The reader is specifically referred to these documents.

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